

April 18, 2012

<u>Via E-mail</u>
James F. Cleary, Jr.
Chief Executive Officer
MWI Veterinary Supply, Inc.
3041 W Pasadena Dr
Boise, ID 83705

      Re: **MWI Veterinary Supply, Inc.**
               Form 10-K for Fiscal Year Ended September 30, 2011
               Filed November 28, 2011
               File No. 000-51468

Dear Mr. Cleary:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/Tia L. Jenkins

               Tia L. Jenkins
               Senior Assistant Chief Accountant
               Office of Beverages, Apparel and
               Mining